

FOR: GOTTSCHALKS INC.

CONTACT: Greg Ambro
Chief Financial Officer
(559) 434-4800
or
Financial Dynamics:
Leigh Parrish, Stephanie Rich
(212) 850-5651, (212) 850-5706

DISTRIBUTION: NO. CALIFORNIA NEWS LINE & EMAIL/FAX LIST: SFGOT & ESFGOT

FOR RELEASE ON WEDNESDAY, JUNE 6TH AT 1:05 P.M. P.D.T.

GOTTSCHALKS REPORTS FIRST QUARTER
FISCAL 2007 FINANCIAL RESULTS

FRESNO, CA – June 6, 2007 – Gottschalks Inc. (NYSE: GOT) today reported unaudited financial results for the first quarter of fiscal year 2007. Net loss for the first quarter was $4.7 million, or $0.34 per diluted share, compared to net loss of $4.0 million, or $0.30 per diluted share, for the first quarter of fiscal 2006.

As previously reported, same store sales decreased 0.8% for the first quarter of 2007. Total sales decreased by 1.2% to $141.8 million from $143.5 million for the first fiscal quarter last year. The Company operated four fewer stores in the first quarter of 2007 compared to the same period of the prior year.

Jim Famalette, president and chief executive officer of Gottschalks, stated, "Our sales results and gross margin for the quarter were lower than we expected, primarily due to weakness in our home store merchandise. However, we continued to see solid trends in our core merchandise categories, including shoes, dresses, sportswear and special sizes. In addition, we achieved greater credit card sales penetration and increased credit revenue for the first quarter, as a result of our new and enhanced agreement for the operation of our proprietary credit card business. We are pleased to have reduced SG&A as a percent of sales, which is a reflection of our focus on expense management. Despite a more challenging sales environment, we were able to achieve bottom line results in line with our internal projections."

Commenting on the Company's outlook, Mr. Famalette stated, "Looking forward, we believe our core merchandise areas will continue to perform well. In the remainder of the year, we will maintain our focus on strategic initiatives designed to increase sales, improve our operating performance and position the Company for long-term growth. We will continue to reposition our merchandise mix with increased emphasis on our soft line categories while improving our merchandise and marketing strategies for the home store division. We are on track in our plans to extend our re-fixturing in our accessories, shoes and cosmetics departments to additional stores this year. In addition, we remain focused on optimizing technology features such as our Point of Sale system, pin pad signature capture and return authorization to better serve customers, improve inventory management and create additional efficiencies throughout our organization. We are confident that the operational and merchandising strategies we have put into place will benefit our long-term profitability."

As previously announced, Gottschalks has formed a special strategic committee to identify and evaluate various strategic alternatives to maximize shareholder value.   The Company does not currently intend to disclose further developments or provide updates on the progress or status of the strategic alternatives review process or of any strategic alternatives under consideration, unless and until the Board of Directors has approved a specific transaction.

Supplemental Operating Data:
In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for selected closed stores are reported in the condensed financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

Pro Forma Financial Information

	Thirteen Weeks Ended	
	May 5, 2007	**April 29, 2006**
Sales		
Continuing operations	$141,788	$142,727
Discontinued operations	-	785
Total	$141,788	$143,512
Gross Margin		
Continuing operations	46,584	47,603
Discontinued operations	-	48
Total	$46,584	$47,651
Selling, general and administrative expenses		
Continuing operations	49,387	49,939
Discontinued operations	-	243
Total	$49,387	$50,182
Net loss		
Continuing operations	(4,668)	(3,859)
Discontinued operations	-	(102)
Total	($4,668)	($3,961)

Earnings Teleconference and Webcast

Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the first quarter 2007. To access the call, dial 800-896-8445 to listen to the call on the day of the event. The Conference ID is GOTT. If you are unable to participate in the call, a replay will be made available through June 13, 2007. To access this service, please dial 800-723-0394. No passcode is required for replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks

Gottschalks is a regional department store chain, currently operating 59 department stores and 4 specialty apparel stores in six western states, including California (38), Washington (8), Alaska (5), Oregon (4), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables Follow)

GOTTSCHALKS INC.
STATEMENTS OF OPERATIONS
(In thousands, except share data)
(unaudited)

	Thirteen Weeks Ended	
	May 5, 2007	April 29, 2006
Net sales	$141,788	$142,727
Net credit revenues	1,106	636
Net leased department revenues	650	741
Total revenues	143,544	144,104
Costs and expenses:		
Cost of sales	95,204	95,124
Selling, general and administrative expenses	49,387	49,939
Depreciation and amortization	3,909	3,562
Total costs and expenses	148,500	148,625
Operating loss	(4,956)	(4,521)
Other (income) expense:		
Interest expense	2,585	2,235
Miscellaneous income	(277)	(434)
	2,308	1,801
Loss before income tax benefit	(7,264)	(6,322)
Income tax benefit	(2,596)	(2,463)
Loss from continuing operations	(4,668)	(3,859)
Discontinued operations:		
Loss from operation of closed stores	-	(226)
Net gain on store closures	-	72
Income tax benefit	-	52
Loss on discontinued operations	-	(102)
Net loss	(4,668)	(3,961)
Net loss per common share - basic and diluted:		
Loss from continuing operations	($0.34)	($0.29)
Loss from discontinued operations	$0.00	($0.01)
Net loss per common share	($0.34)	($0.30)
Weighted average # of common shares outstanding:		
Basic and diluted	13,606	13,371

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(unaudited)

	May 5, 2007	February 3, 2007	April 29, 2006
ASSETS			
CURRENT ASSETS:			
Cash	$6,809	$6,051	$6,885
Receivables - net	2,750	8,198	2,574
Merchandise inventories	184,013	168,702	174,543
Other	20,031	19,421	18,301
Total current assets	213,603	202,372	202,303
PROPERTY AND EQUIPMENT - net	132,401	134,696	130,734
OTHER LONG-TERM ASSETS	12,882	12,998	13,238
	$358,886	$350,066	$346,275
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and			
other current liabilities	$88,591	$83,395	$89,307
Current portion of long-term obligations	1,583	1,676	2,020
Total current liabilities	90,174	85,071	91,327
REVOLVING LINE OF CREDIT	90,893	83,762	80,795
LONG-TERM OBLIGATIONS (less current portion)	13,193	13,592	12,490
DEFERRED INCOME & OTHER	25,629	23,869	26,139
SUBORDINATED NOTE PAYABLE TO AFFILIATE	18,180	19,180	19,180
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	120,817	124,592	116,344
	$358,886	$350,066	$346,275

###